2004 ANNUAL REPORT






we

BECKMAN
COULTER



our customers

- BIOTECHNOLOGY COMPANIES
- COMMERCIAL LABORATORIES
- CONTRACT RESEARCH ORGANIZATIONS
- DIAGNOSTIC REFERENCE LABORATORIES
- FORENSICS LABORATORIES
- GOVERNMENT RESEARCH AGENCIES
- HEALTH CARE NETWORKS
- HOSPITALS
- MEDICAL CENTERS
- MEDICAL SCHOOLS
- PHARMACEUTICAL COMPANIES
- PHYSICIANS
- RESEARCH INSTITUTES
- UNIVERSITIES



we possess: strong market positions

Beckman Coulter's instruments, systems and test solutions enable new discoveries in biomedical research, drug development and the diagnosis and monitoring of disease. Each system delivers speed and efficiency, but most importantly the accurate and repeatable results critical for scientific and patient health analysis.

Our products, which range from rapid test kits and stand-alone instruments to integrated workstations and total lab automation, help laboratories streamline processes. This gives biomedical professionals more time for specialized tasks and dramatically enhances efficiency.

Our focus is to bring together the best technologies, processes and automation to affect patient care and enable the next generation of biomedical breakthroughs.


SEC MAIL
PROCESSING
RECEIVED
MAR - 8 2005
WASH, D.C.
213
SECTION

diversified product pipeline

balanced revenue growth

DISCOVERY RESEARCH
Basic research is conducted to understand the fundamental processes of human biology, often focusing on the differences between normal and disease conditions.

DRUG RESEARCH
Knowledge gained through basic research is applied to develop vaccines and drugs to treat disease.

CLINICAL RESEARCH
New treatments, procedures or medications are investigated through clinical trials and other research activities to establish their effectiveness and identify patient risks.



to explore the biomedical testing continuum.

EARLY STAGE DIAGNOSTICS
A scientific finding that has demonstrated potential diagnostic value is transitioned from research to the clinical setting to further test its effectiveness.

LABORATORY DIAGNOSTICS
Data is generated from a patient sample, giving the physician a more complete picture of what is happening inside the body to aid in diagnosis and treatment decisions.

POINT-OF-CARE DIAGNOSTICS
Simple-to-use diagnostic tests provide rapid results at a hospital bedside, in the physician's office, in an emergency room or even in the home.

The biomedical testing continuum drives the latest in scientific research and medical breakthroughs. It weaves through basic research, into drug research and development, and on to diagnostic testing, forming a sustainable knowledge path that is fostered by new discoveries made at each point along the way.


A

A. BIOMEDICAL RESEARCH: $14 BILLION

Through robotic automation, genetic, protein and cellular analysis, centrifugation and analytical technologies, Beckman Coulter brings speed, flexibility and accuracy to sample analysis in basic research and drug discovery.

the biomedical testing market = $40 billion


B

B. CLINICAL DIAGNOSTICS: $26 BILLION

A hospital laboratory can meet nearly 100% of its routine diagnostic testing needs with Beckman Coulter instrument systems. The company's systems perform tests ranging from basic blood chemistry analysis and blood cell counts to cardiac and cancer monitoring.

SALES MIX BY SEGMENT



71.5% - $1,721.5M
CLINICAL DIAGNOSTICS
Patient Care Testing Market

28.5% - $686.8M
BIOMEDICAL RESEARCH
Research & Development and Specialized Testing Markets

AFTER-MARKET INSTRUMENT SALES MIX



64.2% - $1,546.1M
AFTER-MARKET SALES OF SUPPLIES, CHEMISTRY KITS AND SERVICES

35.8% - $862.2M
SYSTEMS, INSTRUMENTS AND SOFTWARE

GEOGRAPHIC SALES MIX



61.4% - $1,478.7M
AMERICAS

26.4% - $635.9M
EUROPE

12.2% - $293.7M
ASIA

to **grow** with new products generated through our strong in-house

1st quarter

- Entered exclusive license agreement with Research & Diagnostic Antibodies, LLC to develop a novel test for sepsis.
- Received a tender to supply CD4 monitoring systems and tests to South Africa to aid in the fight against HIV and AIDS.
- Signed an exclusive technology licensing agreement with InPro Biotechnology for prion-based testing.
- Shipped the GenomeLab™ SNPstream® genotyping system.
- Shipped the Biomek® 3000 and Biomek® NX liquid handling workstations for the life science and clinical research markets.
- Shipped Pancreatic and Breast Cancer tests for use on the entire line of immunoassay systems.
- Appointed James T. Glover as vice president and chief financial officer.

2nd quarter

- Signed agreement with Althea Technologies, Inc. for gene expression technology.
- Signed three-year contract with Premier, Inc. to supply approximately $130 million in diagnostic systems, supplies and services.
- Launched new iTopia™ epitope discovery system used in vaccine research and development.
- Released the ProteomeLab™ A2® microarray system, a medium-density testing-array platform.
- Shipped the FC 500 CXP flow cytometry system used in clinical diagnostics laboratories.
- Shipped the Immage® 800 serum protein analyzer used in clinical diagnostics laboratories.
- Increased the quarterly dividend payout ratio by 18%, the 13th consecutive year of increase in quarterly dividends.

The activities and milestones achieved this year reflect Beckman Coulter's success in optimizing its core business in the biomedical research and clinical diagnostics markets. By investing in high-potential opportunities and continuing to move products forward along the biomedical testing continuum, we have secured leadership positions throughout the biomedical testing arena.

ievelopment, strategic partnerships and acquisitions.

3rd quarter

- Entered agreement with NPE Systems, Inc. for their novel flow-based cellular analysis systems.
- Signed five-year contract with St. Joseph Health System for automation, immunoassay, data management and routine chemistry products.
- Formed strategic partnership agreement with PointCare Technologies, Inc. for a CD4 testing system to be used in remote locations for monitoring drug therapy in HIV/AIDS patients.
- Shipped the Allegra® X-15R refrigerated benchtop centrifuge for general research use.
- Introduced the Biomek® assay workstation for drug discovery research.
- Debuted Command Central, a productivity-enhancing suite of software and hardware used in clinical diagnostic laboratories.

4th quarter

- Announced the stemCXP system, a software module for stem cell monitoring used on the FC 500 CXP flow cytometry system.
- Released additional Anemia (AB) and Fertility (DHEA-S) tests for use on the entire line of immunoassay systems.
- Elected Kevin M. Farr, CPA, chief financial officer for Mattel, Inc. to Beckman Coulter's board of directors.
- Signed distribution agreement with *p*ION INC. for automated drug permeability analysis.

YEARLY SALES in billions


$2.5
2.0
1.5
1.0
0.5
0
$2.41
'00
'01
'02
'03
'04

DILUTED EARNINGS PER SHARE[1]


$3.50
3.00
2.50
2.00
1.50
1.00
0.50
0
$3.21
'00
'01
'02[2]
'03[2]
'04

OPERATING CASH FLOW in millions


$350
300
250
200
150
100
50
0
$266.9
'00
'01
'02
'03
'04

1 2001 and 2000 include $18.8 of amortization of goodwill and certain other intangible assets that were not recorded during 2002, 2003 and 2004, pursuant to the company's adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

2 2002 excludes a $39.3 million charge, or $0.37 EPS, associated with settled patent infringement litigation and related expenses. 2003 excludes an $18.5 million charge, or $0.18 EPS, associated with a restructure, a $26.9 million credit, or ($0.43) EPS, associated with an escrow settlement, a $17.4 million credit (net of $5.6 million in related expenses), or ($0.16) EPS, associated with the Flextronics litigation settlement, a $1.0 million charge, or $0.01 EPS, associated with the adoption of EITF 00-21, and a $0.8 million charge, or $0.01 EPS, associated with a strategic R&D investment. Management has determined that excluding these amounts from the EPS and Operating Income presentation above, which is not in conformity with Generally Accepted Accounting Principles, provides investors a more meaningful presentation of the company's results.

to **prosper** by delivering systems, supplies and products tha

Years ended December 31, In millions, except amounts per share	**2004**	2003	2002	2001	2000
Sales	**$2,408.3**	$2,192.5	$2,059.4	$1,984.0	$1,886.9
Net earnings*	**$ 210.9**	$ 207.2	$ 135.5	$ 138.4	$ 125.5
Basic earnings per share*	**$ 3.42**	$ 3.38	$ 2.19	$ 2.29	$ 2.13
Diluted earnings per share*	**$ 3.21**	$ 3.21	$ 2.08	$ 2.16	$ 2.03
Dividends paid per share of common stock	**$ 0.480**	$ 0.400	$ 0.350	$ 0.340	$ 0.325
Shares outstanding	**61.6**	62.0	61.0	61.2	59.7
Weighted average common shares and dilutive common share equivalents	**65.8**	64.5	65.1	64.0	61.8
Total assets	**$2,795.0**	$2,529.6	$2,263.6	$2,178.0	$2,006.1
Long-term debt, less current maturities	**$ 611.7**	$ 625.6	$ 626.6	$ 760.3	$ 851.8
Number of employees at December 31,	**10,169**	9,891	10,013	10,094	9,695

*2001 includes a one-time cumulative effect charge associated with a change in accounting principle of $3.1 ($4.9 pretax) related to the adoption of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." The 2001 impact on diluted earnings per share was $0.05.

2001 and 2000 include $15.6 ($18.8 pretax) of amortization of goodwill and certain other intangible assets that was not recorded during 2004, 2003 or 2002, pursuant to the company's adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." The 2001 and 2000 impact on diluted earnings per share was $0.24 and $0.25, respectively.

2002 includes a $23.8 ($39.3 pretax) charge associated with patent infringement settlement and related expenses. The 2002 impact on diluted earnings per share was $0.37.



John P. Wareham, *Chairman and Chief Executive Officer*

simplify and automate biomedical laboratory processes.

DEAR FELLOW STOCKHOLDERS,

As the theme of this annual report points out...We Enable. We are unique as a company, in that we bring testing capabilities to the entire biomedical continuum. Our focus this year, and into 2005, is to enhance our offerings that serve the markets within the continuum and target new, or faster growing segments of these markets. The results of all of our efforts should be accelerated sales growth and continued comparable double-digit earnings growth.

Our 10% sales growth in 2004 was led by exceptional performance in our Routine Chemistry and Immunodiagnostics product areas, driving Clinical Diagnostic Division sales up nearly 12% over 2003. The lead contributor was the new high-volume UniCel® DxI 800 Access® immunoassay system. Our Biomedical Research Division grew modestly, at about 6%. New products in all three biomedical product areas allowed us to overcome lingering softness in Pharmaceutical and Biotechnology R&D investment and tighter government-sponsored research spending around the globe.

Our strategy to serve more of the biomedical continuum and gain market share requires significant new product flow and an expanded infrastructure. This year we enlarged our service infrastructure to support the installation and servicing of our new products, expanded manufacturing capabilities for new product production, and maintained a healthy outlay for research and development.

In spite of the heavy investment, through good control of expenses, we held our operating profit margin relatively flat with prior year. Non-operating expenses for the year were also flat with prior year with higher expenses related to currency hedging offset by lower net interest expense. With an imputed tax rate of 24.2%, comparable net earnings grew 15.9% over prior year. Earnings per diluted share were $3.21 on a reported basis, up 13.8% on a comparable basis. Overall, we delivered solid financial performance, which was reflected in continued appreciation in shareholder value.

EXPERT MANAGEMENT OF THE CORE BUSINESS

Beckman Coulter holds a top-tier global market position in most of its major product areas. We have a razor-razorblade business model, which makes it important to properly manage our installed base, while maximizing our consumables business. In the clinical diagnostics markets, as a consequence, timing new product introductions and constantly increasing our consumables offerings by expanding the menu of tests available to run on our platforms are the keys to success.

In 2004, we continued the rollout of the new UniCel® DxI 800 Access® high-volume immunoassay system. With the lowest maintenance and the highest throughput in a $5 billion market segment, this product is a primary growth engine of the company. Sales of immunoassay systems and tests increased our Immunodiagnostic product area sales more than 18%.

We also added nine new tests for the family of immunoassay systems, which include the Access® and SYNCHRON® LXi analyzers, as well as the UniCel® DxI. To enhance our test menu in 2005 and beyond, we signed agreements with several companies to create tests for anemia, sepsis, autoimmune diseases, and more.

Our Routine Chemistry business had a very good year, up nearly 13%. Laboratory Automation was the key component, as hospitals begin to move toward labor-saving systems that also allow them to reduce test turnaround time, improve quality and lower their overall costs. In 2005, we will ship two new routine chemistry systems as a follow on to our highly successful SYNCHRON® family of clinical chemistry analyzers. The UniCel® DxC 600 and 800 clinical systems will boost our hardware placements in 2005 and are engineered to increase the number of tests customers run from our menu of over 100.

The Hematology business has been through a major product upgrade cycle over the past few years, but even against difficult prior year growth comparisons, COULTER® LH 750 and LH 500 system placements were up, competing very well in hospital and private laboratories worldwide. Overall, the product area grew with the market, about 5%.

In the Biomedical Research Division, we continued our prolific new product flow. Two new robotic automation systems, the Biomek® 3000 and NX, came out early in the year, followed by new Allegra® benchtop centrifuges, the GenomeLab™ SNPstream® genotyping system, the ProteomeLab™ A2® microarray systems and many new chemistries for a variety of platforms. Our focus in 2004 was to create "solution"-based systems, performing sample preparation, analysis and data management. The long-term goal is also to enhance the consumables business in this division by introducing more solution-based systems for researchers.

The best performance in the Biomedical Research Division was in Specialty Testing, with sales over prior year up nearly 9%. The core product line is flow cytometry, which continued to thrive on the success of the FC 500 line of flow cytometers, including a new CXP clinical version used primarily for CD4 monitoring in HIV and AIDS patients, and for leukemia and lymphoma detection.

SUCCESSFUL MOVEMENT OF TEST AND TECHNOLOGIES

As we focus on enhancing our penetration of the biomedical testing markets, our unique competencies in automation, chemistry and software development allow

Beckman Coulter to bring real value to nearly any biological lab. We are one of the few companies who can combine powerful analytical technologies with recently discovered disease markers to bring new tests to market...for research, drug discovery or patient care.

Case in point, we just introduced the new Vidiera™ product family which utilizes our expertise in research sample preparation and genetic analysis to create products for the emerging areas of molecular pathology and clinical research. Slated to ship in 2005, two products, the Vidiera™ NsP and NsD, are our first entries into a market that is growing at close to 20% a year.

AVIDLY PURSUING HIGH-POTENTIAL OPPORTUNITIES

In addition to the molecular pathology field, we took several steps in 2004 to move into other emerging areas of the biomedical testing continuum.

First, we joined the William J. Clinton Presidential Foundation in combating the AIDS epidemic in developing nations. In South Africa, an estimated five million people are already infected, with few having access to treatment. By teaming with the National Health Laboratory Service in South Africa, we were able to offer a simplified CD4 monitoring test, enabling better care for those now getting access to HIV/AIDS therapy. Subsequently, we partnered with a company called PointCare Technologies to offer a portable device, so testing can be done in remote locations.

We also obtained a license from InPro early in the year to enter the BSE (Mad Cow) testing market. This $130 million market represents the immediate opportunity, but our interest is in the potential market for other brain related, prion-based tests. We plan to introduce our BSE test in the second half of 2005.

In addition to the cache these products represent, our business development group is actively pursuing other products and technologies that complement or enhance our current offerings, and could benefit from our substantial worldwide sales and service infrastructure.

TIME FOR CELEBRATION AND TRANSITION

2004 was an investment year for Beckman Coulter. We have put many exciting pieces in place for accelerating sales and continued comparable double-digit net earnings growth.

As we move into 2005, it's time for me to transfer leadership of the company. I have been with Beckman Coulter, its predecessors Beckman Instruments, Inc. and SmithKline Beckman for nearly 37 years, and Chairman and CEO of the company for over six. The company is now placed in the capable hands of the new Chief Executive Officer, Scott Garrett. He may be a new face for some investors, but he is a veteran manager of biomedical businesses. As President of our Diagnostics Business and as COO over the last year, Scott has proven his leadership and management capabilities.

In closing, I want to thank all of you for years of shared knowledge and generous support. May we all continue to be productive and prosper.

Sincerely,



John P. Wareham
Chairman and Chief Executive Officer
February 2005

to patient test samples with high-quality systems anc

Beckman Coulter's advanced automated clinical diagnostic systems bring speed, accuracy and efficiency into the laboratory and have enabled physicians to more effectively diagnose, treat and monitor disease.


ests that support better health care.

While they account for just 3% of overall health care spending, diagnostic laboratory tests now generate up to 80% of the data used for medical decisions. The high value these tests provide speeds diagnoses and reduces the cost of unnecessary tests and procedures.

With over 75,000 clinical diagnostics systems in laboratories worldwide, Beckman Coulter is at the heart of today's $26 billion clinical laboratory market. We continue to deliver speed and efficiency through innovative products such as the UniCel® DxI 800 Access® immunoassay system. Plus, we're focused on expanding our menu of clinical tests through the development and licensing of novel assays for use on our systems. All in an effort to improve patient care.


anemia


cardiac


drugs of abuse


esoteric


lipids


nutrition


proteins/ serology


renal function


skeletal


specialty


EMERGENCY
stat testing


therapeutic drug monitoring

to **diagnose** with over 300 tests that provide insight t

Diagnostic blood tests provide physicians with information about how well or how poorly our bodies are functioning. Beckman Coulter's clinical diagnostic systems perform virtually 100% of the routine blood tests ordered every day in laboratories around the world. Because we are dedicated to advancing clinical diagnostics and improving medical care, the test menus for our SYNCHRON® and UniCel® systems include more than just routine assays. Many of the assays available on these systems are considered specialized tests that can assist physicians in diagnosing a range of conditions from cancers and immune system diseases to nutrition disorders. In addition, we offer assays that can be used for therapeutic drug monitoring (TDM) and to test for drugs of abuse (DAT).

As scientists investigate the causes and mechanisms of disease, they are uncovering new markers—compounds and substances that could become the focus of new diagnostic tests. Information from genomics and proteomics research has fueled many of these new assays, providing a clear example of how one part of the biomedical testing continuum supports another. We're focused on adding the best of these new assays to our test menu—ones that deliver high clinical value to physicians.

Two of our newest assays were obtained through development agreements and possess great medical and market potential. The new BNP (b-type natriuretic peptide) test developed and distributed by Biosite, Inc. can aid in the diagnosis of congestive heart failure. It joins a growing menu of cardiac assays available on our SYNCHRON®, Access® and UniCel® clinical systems. Our cardiac panels provide physicians with

to treat to monitor to enhance to accelerate to investigate to decipher we perform



general chemistry



infectious disease



reproductive



thyroid



tumor markers



Our Access® and SYNCHRON® family of systems each use reagent cartridges that are standardized across the respective platforms, ensuring that each member of the platform family provides consistent answers.

nprove patients' quality of life.

the latest and most advanced blood tests to diagnose, treat and manage heart disease, the leading cause of death in the United States.

iNOS (inducible nitric oxide) is an exciting new blood marker that shows potential in the detection and management of sepsis. This life-threatening condition affects more than 10 percent of the 14 million patients treated annually in U.S. hospital intensive care units. We hope to introduce iNOS-based tests as the first sensitive and specific diagnostic tools for sepsis.

While the majority of our clinical diagnostics customers (about 80%) can be found in hospitals, the balance of our diagnostics business is evenly split between reference laboratories and physician offices. From a clinical system perspective, worldwide we rank #1 and #2 in the hematology and routine chemistry markets, respectively. We are steadily growing our share of the immunodiagnostics market where we currently rank #5 in the world. Our strong installed system base drives the sale of consumables—the test reagents and disposables that account for almost three-fourths of our total clinical diagnostic sales.

We bring the same accuracy, dependability and ease of use found in our large clinical systems to physician office and point-of-care testing. The systems and assays we develop for these markets enable primary care physicians to screen for a number of conditions, including pregnancy, prostate cancer, colon cancer, streptococcus A infections, and osteoporosis, hastening their ability to begin the correct course of therapy.



Our new UniCel® DxC 600 Synchron® chemistry system can provide results for 100 different tests and 96 basic metabolic panels in less than one hour, some in less than a minute.

The Power Processor is a sample handling system that automates specimen preparation steps and frees laboratory staff to perform other important tasks.

to **treat** patients by providing physicians with rapid test results

TEST VOLUMES GROW

Speed, accuracy, and high test throughput have long been attributes of Beckman Coulter systems. These features are in high demand in today's clinical laboratory environment where a medical technologist labor shortage and constrained budgets are threatening to erode lab efficiency, productivity and profitability.

The heart of the clinical laboratory remains routine chemistry, where 70 to 80% of the highest volume tests are ordered. Sales of Beckman Coulter's SYNCHRON® series systems were brisk this year because these systems help the chemistry department do more with less. While their speed decreases testing turnaround time, their ability to run a high number of tests enables labs to keep up with increasing test volumes without adding staff. Our next-generation UniCel® DxC 600 Synchron® chemistry system will expand our strong chemistry franchise even further. They too will deliver speed, accuracy and high-quality results to help lower health care costs and enable physicians to quickly and correctly diagnose patient conditions.



The UniCel® DxI 800 Access® immunoassay system runs up to 400 tests per hour, making it the highest throughput random-access immunoassay system on the market.

ıat are critical in making timely health care decisions.

AUTOMATION TO THE RESCUE

Packed emergency departments and rising outpatient testing loads are continuing to increase test volumes and drive efficiency demands in larger hospitals and reference laboratories. The goal in these situations is to reduce test turnaround time and the cost per test, lowering health care costs in general and improving the laboratory's profitability.

Beckman Coulter is leading the way with its Laboratory Automation Solutions, with over 150 installations in the United States, twice that of any competitor. Our systems can be configured to fully automate a single process or deliver a full-scale automation solution by eliminating time-consuming manual sample preparation tasks and reducing testing steps. The impact of automation can be astounding. Implementing automation in a large clinical laboratory for instance, can eliminate 23 out of 42 steps in the pre- and postanalytical testing process, reducing sample-to-answer time by about 50%.

Large laboratories aren't the only ones that can benefit from this level of automation. In 2005, we intend to introduce affordable automation solutions for smaller labs with increasing test volumes.

THE FULL IMMUNOASSAY ASSAULT

We're continuing to look for ways to streamline clinical operations by integrating platforms and increasing the speed of analysis. The focus of much of our development effort for the last few years has been the integration of our routine chemistry and immunoassay systems onto a single, high-throughput system: the SYNCHRON LX®i 725. In addition, the Access® 2 and the UniCel® DxI 800 Access® systems are contributing to our expansion into the high-growth area of immunodiagnostics. At 400 tests per hour, the UniCel® DxI has the highest throughput of any random-access immunoassay system on the market. It can run a menu of more than 50 different immunoassays.

With the rise of integrated health care networks and large multi-lab medical centers, the demand for standardization across different system platforms in order to streamline reagent ordering has increased. To address this need, each of our product lines uses a standardized reagent cartridge. In addition to simplifying inventory, it also ensures consistent answers no matter which system is used to test the sample.

we our customers...



Panel
Protocol
Region Source
Ready
Start
Report Generator

to the effectiveness of drug therapies and to bette

Beckman Coulter supports the development of new, life-saving therapeutics and diagnostics with a growing arsenal of technologies and analysis tools that are optimized to monitor drug therapy and speed clinical research.

valuate newly developed tests.



Accurately monitoring drug therapy is a critical part of patient care and plays a vital role in determining the efficacy of new therapeutics undergoing human clinical trials. Cell-based assays are increasingly used to monitor therapeutics and to conduct the studies required to gain approval for the sale of a new drug. Our suite of cellular analysis systems is ideal for conducting these tests.

Beckman Coulter has a long legacy in flow cytometry, an analysis tool that employs lasers to sort and identify cells.

We also bring accuracy, precision and automation to cell viability tests with our Vi-CELL® series of analyzers. And our new Cell Lab IC 100 Image Cytometer employs novel imaging and analysis technology to obtain data at the sub-cellular level.


PointCARE

The new PointCARE™ flow cytometer is a small, portable system that can be used anywhere in the world for monitoring drug therapy in HIV/AIDS patients.

iTAg™ MHC Tetramers provide information on immune system function that can help advance clinical trials, and support basic and clinical research.

to **enhance** their diagnostic arsenal with research assays t

ENHANCING AIDS MONITORING

This year, Beckman Coulter launched its CARE systems consisting of PLG CD4, a test we licensed from the South African National Health Laboratory Service, our PointCARE™ and FlowCARE™ flow cytometers, and a package of supplies and training. This specially designed package available through our partnership with the William J. Clinton Presidential Foundation, has given Beckman Coulter a strong position in the global fight against HIV and AIDS.

Developed in a laboratory in South Africa, PLG CD4 is an example of how collaboration with our customers can result in new diagnostic tests. Commercialized by Beckman Coulter, PLG CD4 has become a key diagnostic tool for monitoring HIV and AIDS therapy in countries such as South Africa, Mozambique and the Dominican Republic. With the addition of the Global Fund, UNICEF and the World Bank to the Clinton Foundation partnership, literally millions of people in developing countries may benefit from our collaborative effort.

to treat to monitor to enhance to accelerate to investigate to decipher we perform


Vidiera™ NsD
Nucleic Sample Detection

The Vidiera™ family of molecular pathology products is Beckman Coulter's first entry into the fast-growing field of molecular testing.

iagnose or determine the progression of disease.

ARMING THE IMMUNE SYSTEM

Vaccines are designed to stimulate an immune response that protects a person from illness due to an infectious agent, such as a bacteria or virus. In June 2004, we introduced a promising new tool to bring efficiency and specificity to the design of new vaccines—the iTopia™ epitope discovery system. Our system provides researchers with an early indication of immune response, enabling them to make better vaccine design decisions. It can also be used to identify which individuals a vaccine is most likely to protect.

Coupled with our iTAg™ MHC Tetramers, the iTopia™ epitope discovery system can provide more effective monitoring of patients within clinical trials. Together these technologies can speed the drug development process, and enhance the development of vaccines and the evaluation of immunotherapy, immune competence, disease risk analysis, and disease prognosis.

ADVANCING MOLECULAR PATHOLOGY

Nucleic acids are found in all living cells and viruses, mainly as DNA and RNA. In these forms they control cell function and heredity. As the study of genomics continues to advance, so will the field of molecular pathology—the use of genetic data to optimize the diagnosis and treatment of disease. Beckman Coulter is poised to take a leadership position within this market with the 2005 launch of its new Vidiera™ line of molecular pathology products.

The Vidiera™ NsP is the most versatile sample preparation instrument on the market, speeding DNA/RNA extraction and preparation for amplification and other reactions. Once amplification has been completed, the Vidiera™ NsD system automates the separation and detection of the nucleic acid samples via a capillary electrophoretic array. Together, the Vidiera™ systems offer molecular pathology laboratories rapid pre- and post-amplification solutions to extract and separate nucleic acids for further identification or pattern recognition.

to

disease research, drug discovery an

Beckman Coulter has been at the center of biomedical research for the last 60 years, developing systems that have expedited breakthroughs in the understanding of a number of diseases and disorders.


evelopment of the next generation of life-saving therapies.

The accuracy and reproducibility of the data generated by our analysis tools is unsurpassed. We've brought that same focus on quality to the development of automation tools for biomedical research where the most time and labor intensive part of the process is sample preparation.

Beckman Coulter is the recognized leader in liquid handling solutions for sample preparation with its family of Biomek® laboratory automation workstations. Designed for low-, mid-range, and high-throughput applications, these systems can be seamlessly integrated with any one of our biomedical analysis systems. In addition to increasing throughput, they also improve the accuracy and precision of assays, and ensure high-quality results, freeing scientists to focus on data analysis and decision-making, rather than on performing time-consuming sample preparation tasks.

we **enable** our customers... to explore to grow to prosper to analyze to diagnose

Cell Lab


prepare


identify


probe


sort

GenomeLab™

ProteomeLab™


identify


isolate


prepare



GCTA
AGCT
TAG

analyze


fractionate


characterize

to **investigate** the complexities of the human genome

Biomedical research is being conducted in universities and research institutes worldwide, often involving collaboration between scientists in different cities, on different continents or even in different hemispheres. No matter how many miles separate them, researchers can count on the accuracy and reproducibility of Beckman Coulter's biomedical analysis systems enabling them to duplicate, compare, and discuss their data in real time as if they were in laboratories down the hall from one another.

Much of research today is based on a systems biology approach, integrating biological data at the gene, protein, cell, tissue and organ levels to generate a complete picture of a disease. Our systems support research work at each of these biological system levels, from gene and protein identification and analysis with our GenomeLab™ and ProteomeLab™ solutions, to cellular and tissue analysis with our Cell Lab systems. We've integrated these analysis tools to efficiently generate high-quality data to accelerate biomedical discoveries and the birth of new therapeutics and diagnostics.


diagnose


evaluate


validate


diagnose



The ProteomeLab™ PF 2D protein fractionation system reduces the complexity of protein analysis enabling researchers to quickly identify proteins for further study.

ell mechanisms, and tissue and organ function.

Not surprisingly, the mapping of the human genome and the discoveries surrounding the proteins it encodes have generated new forms of analysis, not all of which are simple, easy-to-complete processes. Many involve multiple, time-consuming, labor-intensive steps—just the things that can eat up research budgets and add weeks, if not months to important research projects. We view these bottlenecks as a challenge for our customers and attack them from multiple angles, using creativity and ingenuity to find new and better ways of providing answers.

As a result, Beckman Coulter develops more than just tools for biomedical research. We provide solutions that generate information-rich answers, simplify analysis and combine unique processes with labor-saving automation to solve the productivity problems that all researchers face. Beckman Coulter's legacy in the biomedical research community continues to provide us with unique insight into how to develop systems that enhance basic research by elegantly performing all of the steps from sample to answer.



The GenomeLab™ SNPstream® genotyping system enables researchers to perform larger and more comprehensive SNP studies.

The ProteomeLab™ A2® microarray system is an indispensable tool to evaluate proteins as markers for disease and as targets for drug development.

to **decipher** biological clues and shed light on new theorie

SPEED READING THE BLUEPRINT OF LIFE

Our GenomeLab™ systems encompass a number of different yet synergistic technologies—from our CEQ™ 8800 capillary electrophoresis system to our SNPstream® SNP genotyping system—to accelerate the identification of new genetic markers with biological, diagnostic and therapeutic interest.

Single nucleotide polymorphisms (SNPs) are differences in the genome that can be used as genetic markers for disease. However, identifying all the SNPs implicated in disease and which ones are best for use as markers can be a daunting task. For example, while there are over 1,000 known SNPs associated with cystic fibrosis, clinical research assays typically focus on the presence of 25 of them.

To accelerate SNP analysis, Beckman Coulter's GenomeLab™ SNPstream® genotyping system combines speed with accuracy. This fully automated, scalable system is capable of performing from 4,600 to over 800,000 SNP genotypes per day. Combined with its multiplexing capabilities and operational flexibility, SNPstream® enables scientists to conduct a wide range of genotype studies. And its operation can be further streamlined with the integration of our Biomek® series liquid handler.

to treat to monitor to enhance to accelerate to investigate to decipher we perform



The Cell Lab IC 100 image cytometer delivers an unmatched combination of speed, accuracy, and precision to quantitative cell-based imaging and analysis.

bout the causes of life-threatening disease.

MINING THE PROTEOME

Our ProteomeLab™ series of instruments enable researchers to study all the proteins in a particular disease pathway in concert with each other. Proteomics actually begins at the cellular level, isolating the presence and distribution of proteins within a given cell type or tissue. Once identified, these proteins can then be separated using our PF 2D system, characterized using our PA 800 System and evaluated using our A2® microarray system.

The A2® microarray is a system designed for high-throughput multiplexed immunoassays. These assays can help scientists to identify proteins that could be used as markers for diagnostics or as targets for a therapeutic development. The system combines six processes, from sample preparation to microarray analysis, into one system. It thus enables scientists to generate 1,000 tests per 96-well plate or over 10 tests per well, conserving precious biological material while delivering the throughput necessary to speed their research.

WINDOWS INTO CELLS

The final piece of the puzzle is testing the function of genes, proteins and metabolites through cellular analysis. Leading the way in our Cell Lab solutions is our Cytomics line of flow cytometry systems, which are used to perform cell function and cell cycle analysis, as well as to evaluate cell viability. These tests are performed to determine differences in normal and disease conditions, and to analyze cell response when exposed to a potential therapeutic candidate.

As cell-based assays rather than biochemical assays become the solution of choice for investigative biology, the requirement for simpler, more automated systems becomes even more pressing. Through the December 2003 acquisition of the assets of Q3DM, Inc., we gained rights to several novel cell imaging technologies and incorporated them into our new Cell Lab IC 100 high-throughput microscopy system. In August 2004, we signed an exclusive licensing and development agreement with NPE Systems Inc., to access their novel flow-based cellular analysis technology for the development of new Cell Lab systems. We believe these systems will prove useful in disease related research, particularly early-stage biomarker discovery.

we **perform**

OPERATING INCOME[1] in millions


$350
300
250
200
150
100
50
0
$333.7
'00
'01
'02²
'03²
'04

TOTAL DEBT in millions


$1,000
800
600
400
200
0
$659.4
'00
'01
'02
'03
'04

DIVIDENDS PAID PER SHARE OF COMMON STOCK


$0.50
0.40
0.30
0.20
0.10
0
$0.48
'00
'01
'02
'03
'04

1 2001 and 2000 include $18.8 of amortization of goodwill and certain other intangible assets that were not recorded during 2002, 2003 and 2004, pursuant to the company's adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

2 2002 excludes a $39.3 million charge, or $0.37 EPS, associated with settled patent infringement litigation and related expenses. 2003 excludes an $18.5 million charge, or $0.18 EPS, associated with a restructure, a $26.9 million credit, or ($0.43) EPS, associated with an escrow settlement, a $17.4 million credit (net of $5.6 million in related expenses), or ($0.16) EPS, associated with the Flextronics litigation settlement, a $1.0 million charge, or $0.01 EPS, associated with the adoption of EITF 00-21, and a $0.8 million charge, or $0.01 EPS, associated with a strategic R&D investment. Management has determined that excluding these amounts from the EPS and Operating Income presentation above, which is not in conformity with Generally Accepted Accounting Principles, provides investors a more meaningful presentation of the company's results.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, the results of operations as a percentage of sales and on a comparative basis:

Years ended December 31,							2004	2003
In millions, except amounts per share	**2004**	**% of Sales**	2003	% of Sales	2002	% of Sales	**Compared to 2003***	Compared to 2002*
Sales	**$2,408.3**	**100.0**	$2,192.5	100.0	$2,059.4	100	**$215.8**	$133.1
Cost of sales	**1,269.3**	**52.7**	1,144.8	52.2	1,124.9	54.6	**124.5**	19.9
Gross profit	**1,139.0**	**47.3**	1,047.7	47.8	934.5	45.4	**91.3**	113.2
Selling, general and administrative	**606.0**	**25.2**	555.3	25.3	490.3	23.8	**50.7**	65.0
Research and development	**200.0**	**8.3**	194.3	8.9	181.4	8.8	**5.7**	12.9
Restructure charge (credit)	**(0.7)**	**(0.0)**	18.5	0.8	—	—	**(19.2)**	18.5
Litigation settlements	**—**	**—**	(49.9)	(2.3)	39.3	1.9	**49.9**	(89.2)
Operating income	**333.7**	**13.9**	329.5	15.0	223.5	10.9	**4.2**	106.0
Total non-operating income and expense	**55.5**	**2.3**	56.7	2.6	44.6	2.2	**(1.2)**	12.1
Earnings before income taxes	**278.2**	**11.6**	272.8	12.4	178.9	8.7	**5.4**	93.9
Income taxes	**67.3**	**2.8**	65.6	3.0	43.4	2.1	**1.7**	22.2
Net income	**$ 210.9**	**8.8**	$ 207.2	9.5	$ 135.5	6.6	**$ 3.7**	$ 71.7
Basic earnings per share	**$ 3.42**		$ 3.38		$ 2.19		**$ 0.04**	$ 1.19
Diluted earnings per share	**$ 3.21**		$ 3.21		$ 2.08		**$ 0.00**	$ 1.13
Dividends paid per share of common stock	**$ 0.480**		$ 0.400		$ 0.350		**$0.080**	$0.050

*Parentheses indicate decreases from the comparative period.

CONSOLIDATED BALANCE SHEETS

December 31, In millions, except amounts per share	**2004**	2003
ASSETS		
Current assets		
Cash and cash equivalents	**$ 67.9**	$ 74.6
Trade and other receivables, net	**653.5**	580.0
Inventories	**463.2**	389.0
Deferred income taxes	**44.5**	52.6
Other current assets	**50.5**	36.4
Total current assets	**1,279.6**	1,132.6
Property, plant and equipment, net	**443.8**	398.9
Goodwill	**392.1**	388.8
Other intangibles, net	**321.1**	323.4
Other assets	**358.4**	285.9
Total assets	**$2,795.0**	$2,529.6
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	**$ 159.9**	$ 114.5
Notes payable	**27.7**	30.0
Current maturities of long-term debt	**20.0**	9.3
Accrued expenses	**342.8**	341.7
Income taxes payable	**62.9**	54.1
Total current liabilities	**613.3**	549.6
Long-term debt, less current maturities	**611.7**	625.6
Deferred income taxes	**175.6**	151.9
Other liabilities	**300.1**	304.8
Total liabilities	**1,700.7**	1,631.9
Commitments and contingencies		
Stockholders' equity		
Preferred stock, $0.10 par value; authorized 10.0; none issued	**—**	—
Common stock, $0.10 par value; authorized 150.0 shares; 66.8 and 64.7 shares issued at 2004 and 2003, respectively; shares outstanding 61.6 and 62.0 at 2004 and 2003, respectively	**6.7**	6.5
Additional paid-in capital	**414.7**	327.5
Retained earnings	**820.8**	639.9
Accumulated other comprehensive income (loss)		
Cumulative foreign currency translation adjustments	**81.0**	34.6
Derivatives qualifying as hedges	**(9.4)**	(25.0)
Minimum pension adjustment	**(3.2)**	(2.5)
Treasury stock, at cost: 4.9 and 2.4 common shares at 2004 and 2003, respectively	**(214.4)**	(80.2)
Unearned compensation	**(1.9)**	(3.1)
Common stock held in grantor trust, at cost: 0.3 common shares at 2004 and 2003	**(15.4)**	(14.1)
Grantor trust liability	**15.4**	14.1
Total stockholders' equity	**1,094.3**	897.7
Total liabilities and stockholders' equity	**$2,795.0**	$2,529.6

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, In millions, except amounts per share	**2004**	2003	2002
Sales	**$2,408.3**	$2,192.5	$2,059.4
Cost of sales	**1,269.3**	1,144.8	1,124.9
Gross profit	**1,139.0**	1,047.7	934.5
Operating costs and expenses			
Selling, general and administrative	**606.0**	555.3	490.3
Research and development	**200.0**	194.3	181.4
Restructure charge (credit)	**(0.7)**	18.5	—
Litigation settlements	**—**	(49.9)	39.3
	805.3	718.2	711.0
Operating income	**333.7**	329.5	223.5
Non-operating (income) and expense			
Interest income	**(13.2)**	(9.9)	(7.8)
Interest expense	**36.2**	40.2	45.7
Other, net	**32.5**	26.4	6.7
	55.5	56.7	44.6
Earnings before income taxes	**278.2**	272.8	178.9
Income taxes	**67.3**	65.6	43.4
Net income	**$ 210.9**	$ 207.2	$ 135.5
Basic earnings per share	**$ 3.42**	$ 3.38	$ 2.19
Weighted average number of shares outstanding (in thousands)	**61,643**	61,212	61,777
Diluted earnings per share	**$ 3.21**	$ 3.21	$ 2.08
Weighted average number of shares and dilutive securities outstanding (in thousands)	**65,773**	64,493	65,060

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

In millions	**2004**	2003	2002
Common Stock			
Beginning of year	**$ 6.5**	$ 6.1	$ 6.1
Shares issued under stock option and benefit plans	**0.2**	0.4	—
End of year	**6.7**	6.5	6.1
Additional Paid-in Capital			
Beginning of year	**327.5**	259.4	216.5
Shares issued under stock option and benefit plans	**68.8**	56.2	36.7
Tax benefit from exercise of non-qualified stock options	**18.4**	11.9	6.2
End of year	**414.7**	327.5	259.4
Retained Earnings			
Beginning of year	**639.9**	457.4	344.0
Net income	**210.9**	207.2	135.5
Dividends to stockholders	**(30.0)**	(24.7)	(22.1)
End of year	**820.8**	639.9	457.4
Accumulated Other Comprehensive Income (Loss)			
Beginning of year	**7.1**	(92.5)	(48.4)
Other comprehensive income (loss)	**61.3**	99.6	(44.1)
End of year	**68.4**	7.1	(92.5)
Treasury Stock			
Beginning of year	**(80.2)**	(38.3)	—
Purchases of treasury stock	**(137.7)**	(41.9)	(38.3)
Stock issued from treasury	**3.5**	—	—
End of year	**(214.4)**	(80.2)	(38.3)
Unearned Compensation			
Beginning of year	**(3.1)**	—	—
Issuance of restricted stock	**—**	(4.0)	—
Amortization	**1.2**	0.9	—
End of year	**(1.9)**	(3.1)	—
Common Stock Held in Grantor Trust			
Beginning of year	**(14.1)**	(14.1)	—
Purchases of common stock held in grantor trust	**(1.3)**	—	(14.1)
End of year	**(15.4)**	(14.1)	(14.1)
Grantor Trust Liability			
Beginning of year	**14.1**	14.1	—
Purchases of common stock held in grantor trust	**1.3**	—	14.1
End of year	**15.4**	14.1	14.1
Total stockholders' equity	**$1,094.3**	$897.7	$592.1
Comprehensive Income			
Net income	**210.9**	207.2	135.5
Other comprehensive income (loss)			
Foreign currency translation adjustments	**46.4**	71.0	20.8
Derivatives qualifying as hedges:			
Net derivative losses, net of income taxes	**(9.4)**	(36.2)	(16.4)
Reclassifications to income, net of income taxes	**25.0**	18.2	0.6
Minimum pension adjustment, net of income taxes	**(0.7)**	46.6	(49.1)
Other comprehensive income (loss)	**61.3**	99.6	(44.1)
Total comprehensive income	**$ 272.2**	$306.8	$ 91.4

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, In millions	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	**$ 210.9**	$ 207.2	$ 135.5
Adjustments to reconcile net earnings to net cash provided by operating activities			
Depreciation and amortization	**114.0**	105.9	109.8
Amortization of unearned compensation	**1.2**	0.9	—
Loss on investments	**—**	2.8	4.0
Restructure (credit) charge	**(0.7)**	18.5	—
Gain on sale of property, plant and equipment	**(1.4)**	(3.6)	(1.5)
U.S. Pension trust contributions	**(40.0)**	(149.5)	(24.8)
Net deferred income taxes	**32.3**	38.7	10.9
Changes in assets and liabilities:			
Trade and other receivables, net	**(44.4)**	(5.1)	0.9
Inventories	**(29.4)**	13.9	39.5
Accounts payable and accrued expenses	**22.9**	20.9	13.3
Income taxes payable	**25.7**	(5.7)	12.7
Other	**(24.2)**	(19.5)	16.3
Net cash provided by operating activities	**266.9**	225.4	316.6
CASH FLOWS FROM INVESTING ACTIVITIES			
Additions to property, plant and equipment	**(158.7)**	(132.9)	(146.1)
Proceeds from disposal of property, plant and equipment	**—**	5.8	2.4
Payments for acquisitions and technology licenses	**(8.8)**	(13.3)	(2.9)
Net cash used in investing activities	**(167.5)**	(140.4)	(146.6)
CASH FLOWS FROM FINANCING ACTIVITIES			
Dividends to stockholders	**(30.0)**	(24.7)	(22.1)
Proceeds from issuance of stock	**73.1**	52.6	36.7
Repurchases of common stock as treasury stock	**(137.7)**	(41.9)	(38.3)
Repurchases of common stock held in grantor trust	**(1.3)**	—	(14.1)
Net notes payable (reductions) borrowings	**(5.2)**	29.6	(4.9)
Long-term debt reductions	**(8.5)**	(131.9)	(75.1)
Debt acquisition costs	**—**	—	(1.1)
Net cash used in financing activities	**(109.6)**	(116.3)	(118.9)
Effect of exchange rates on cash and equivalents	**3.5**	14.5	4.3
Increase (decrease) in cash and equivalents	**(6.7)**	(16.8)	55.4
Cash and equivalents—beginning of year	**74.6**	91.4	36.0
Cash and equivalents—end of year	**$ 67.9**	$ 74.6	$ 91.4
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Cash paid during the period for:			
Cash payments for interest	**$ 31.4**	$ 43.3	$ 45.8
Cash payments for income taxes	**$ 36.3**	$ 32.8	$ 36.7
Non-cash investing and financing activities:			
Purchase of equipment under capital lease	**$ 6.7**	$ 4.6	$ 4.2

CORPORATE INFORMATION

BOARD OF DIRECTORS

John P. Wareham
Chairman and Chief Executive Officer, Beckman Coulter, Inc.

Hugh K. Coble
Vice Chairman Emeritus, Fluor Corporation

Peter B. Dervan, Ph.D.
Bren Professor of Chemistry in the Division of Chemistry and Chemical Engineering at the California Institute of Technology

Ronald W. Dollens
President and Chief Executive Officer, Guidant Corporation

Kevin M. Farr, CPA
Chief Financial Officer, Mattel, Inc.

Scott Garrett*
President and Chief Operating Officer Beckman Coulter, Inc.

Charles A. Haggerty
Chief Executive Officer, Le Conte Assoc., LLC

Van B. Honeycutt
Chairman and Chief Executive Officer, Computer Sciences Corporation

William N. Kelley, M.D.
Professor of Medicine at the University of Pennsylvania School of Medicine

Risa J. Lavizzo-Mourey, M.D.
President and Chief Executive Officer, The Robert Wood Johnson Foundation

Glenn S. Schafer
President and Board Member, Pacific Life Insurance Company

Betty Woods**
Former President and Chief Executive Officer, Premera Blue Cross (formerly Blue Cross of Washington and Alaska)

**CEO effective 2/21/05*
***Chairman effective 2005 Annual Stockholders' Meeting*

EXECUTIVE OFFICERS

John P. Wareham
Chairman and Chief Executive Officer

Scott Garrett*
President and Chief Operating Officer

Elias Caro
President, Biomedical Research Division

James T. Glover
Vice President, Chief Financial Officer

Paul Glyer
Vice President and Treasurer

Fidencio M. Mares (Retired 12/31/04)
Vice President, Human Resources and Corporate Communications

William H. May
Vice President, General Counsel and Secretary

ANNUAL MEETING
The Annual Meeting of Stockholders will be held on April 7, 2005, at the company's headquarters in Fullerton, California. Each stockholder of record will receive formal notice of the meeting, together with the proxy statement and proxy card. The record date for the 2005 Annual Meeting was February 7, 2005.

STOCK SYMBOL
NYSE: BEC

TRANSFER AGENT, REGISTRAR AND DIVIDEND DISBURSING AGENT
EquiServe Trust Company, N.A.
P.O. Box 43069
Providence, RI 02940-3069
Telephone: 781-575-2726
Web site: www.equiserve.com

SAFE HARBOR
This Annual Report contains forward-looking statements on a number of subjects. They are based on the company's current expectations and are subject to a number of risks and uncertainties. Actual results could differ materially. Our SEC filings identify factors that could affect those results. Please refer to those documents for additional information.

FORM 10-K
Beckman Coulter's Form 10-K Annual Report is available on the company's Web site at www.beckmancoulter.com under the Investor Relations header, or by writing or e-mailing your request to:

Beckman Coulter, Inc.
Office of Investor Relations, M/S A-38-C
4300 N. Harbor Boulevard
P.O. Box 3100
Fullerton, CA 92834-3100
Fax: 714-773-8613
E-mail: cgskoglund@beckman.com

There are no accounting differences between the financial statements presented in this summary Annual Report and the Form 10-K Annual Report. The Form 10-K Annual Report provides a full disclosure of information as required by the Securities and Exchange Commission (SEC) regulations.

INVESTOR RELATIONS CONTACTS
Jeanie D. Herbert
Director, Investor Relations
Telephone: 714-773-7620
E-mail: jdherbert@beckman.com

Cynthia Skoglund
Sr. Specialist, Investor Relations
Telephone: 714-773-8213
E-mail: cgskoglund@beckman.com

DIVIDEND REINVESTMENT PLAN
Beckman Coulter offers stockholders a Dividend Reinvestment Plan (DRIP) providing them with an easy, convenient opportunity to purchase additional shares of stock. DRIP information is available on the company's Web site at www.beckmancoulter.com under the Investor Relations header; or contact either the company's transfer agent directly or Beckman Coulter's Investor Relations department.

INDEPENDENT AUDITORS
KPMG LLP
600 Anton Blvd.
Costa Mesa, CA 92626

we **remember**

a great man of science and humanity



Dr. Arnold O. Beckman
1900–2004

Born a blacksmith's son, Arnold Beckman turned his natural curiosity into a career as one of the world's leading inventors of scientific instruments. He used his creativity and persistence to forge a better living for himself and others. His constant desire to search for solutions led him to the invention of the pH meter, a device that revolutionized analytical chemistry and drove the formation of Beckman Instruments, Inc. which is today Beckman Coulter.

Dozens of awards and honors attest to the admiration felt by Dr. Beckman's peers in science, industry and philanthropy. Most recently, Dr. Beckman received the 2004 Lifetime Achievement Award from the National Inventor's Hall of Fame and his pH meter was designated a National Historic Chemical Landmark by the American Chemical Society. He was recognized for his accomplishments by two American presidents. President Ronald Reagan presented him with the 1988 National Medal of Technology and the 1989 Presidential Citizens Medal. President George H.W. Bush awarded him the 1989 National Medal of Science. In 1999, he received the Public Welfare Medal from the National Academy of Sciences.

In addition to his business and scientific achievements, Dr. Beckman was recognized as a great philanthropist. Through the Arnold and Mabel Beckman Foundation, he contributed more than $400 million in support of scientific research and education, which continues today.

He lived his life guided by a standard of excellence and integrity that continues to motivate all of us at Beckman Coulter. We will miss our good friend and mentor.



Beckman Coulter, Inc.
Corporate Headquarters
4300 N. Harbor Boulevard
P.O. Box 3100
Fullerton, CA 92834-3100

Telephone: 714.871.4848
Facsimile: 714.773.8283
www.beckmancoulter.com